300 North LaSalle Street

Chicago, Illinois 60654

Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 Robert.Hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

October 22, 2015

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Caleb French Russell Mancuso Li Xiao Gary Todd

Re:	Ichor Holdings, Ltd. Draft Registration Statement on Form S-l Confidentially Submitted September 21, 2015 CIK No. 0001652535

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Ichor Holdings, Ltd., a Cayman Islands exempt limited company (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”), a second Confidential Draft Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated October 16, 2015, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on September 21, 2015. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

U.S. Securities and Exchange Commission

Prospectus Summary

Long History and Strong Relationships, page 5

1.	If you wish to name customers here, please clarify whether they have each been similar level customers for 10 years and if they are comparable to each other in terms of their level of business with you.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 75 of the Prospectus to highlight the fact that the cited customers are the Company’s four largest customers. The Company supplementally advises the Staff that those customers have been similar level customers for 10 years (either with the Company or with PFT, which the Company acquired in 2011).

Capital Efficient and Scalable Business Model, page 5

2.	If you believe it is appropriate to highlight the fact that your capital approach allows you “to minimize the impact of cyclical downturns,” please provide equally prominent disclosure that highlights the negative impact this strategy has during times of increased demand, such as that found on page 50.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 5 and 76 of the Prospectus.

JOBS Act, page 7

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that at this time neither it, nor anyone authorized on its behalf, has presented written communications to potential investors. In addition, to the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s initial public offering has prepared, published or distributed research reports about the Company. The Company further advises the Staff that, if any such communications are used or reports are published, it will supplementally provide the same to the Staff.

Summary Consolidated Financial Data, page 11

4.	We see in the reconciliation of net income to adjusted net income an adjustment for certain items labeled as other non-recurring expenses. Please tell us how the referenced adjustment considers the guidance from Item 10(e)(1)(h) of Regulation S-K. The cited guidance generally prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Refer also to Compliance and Disclosure Interpretation 102.03.

Response: The Company advises the Staff that as described in footnote 3 on page 12 of the Prospectus, other non-recurring expenses include expenses related to an initial public offering contemplated by the Company in 2014, as well as consulting fees paid to Francisco Partners Consulting, LLC. The Company believes the IPO expenses meet the criteria of non-recurring as the Company does not expect these expenses to recur within two years and had not incurred this

U.S. Securities and Exchange Commission

type of charge in the preceding two years. IPO expenses were $0 and $1,325 for fiscal years 2013 and 2014, respectively, and were $505 for the six months ended June 27, 2014.

Consulting fees paid to Francisco Partners Consulting, LLC have been a regular recurring expense since Francisco Partners acquired the Company in fiscal 2011. However, these fees will not continue after completion of this offering, and the Company believes that including these expenses in non-recurring expenses gives investors a comparable basis for future results. Consulting fees were $324 and $580 for fiscal years 2013 and 2014, respectively, and were $293 and $148 for the six months ended June 27, 2014 and June 26, 2015, respectively.

Certain of our customers, page 21

5.	Please clarify whether you do or do not have contracts with your major customers. If you do not, explain what you mean by “breach of contract.”

Response: The Company advises the Staff that the Company does enter into various forms of contracts from time to time with most of its major customers. These contracts are of the type that ordinarily accompany the business in which the Company is engaged, but do not contain terms that require customers to place orders with us or that require us to provide any portion of a customer’s requirements. All customers make purchases from the Company on a purchase order basis, which purchase orders contain the specific terms and conditions (including quantity and pricing) for that particular transaction. The contracts between the Company and its customers may also contain general terms and conditions, such as representations and warranties, product warranties, customary indemnification terms and consultation rights in connection with fundamental changes in the Company’s business, that govern the relationship. While the Company’s failure to comply with any of the general terms and conditions could constitute a legal breach of such terms, the more likely material adverse impact would be on the relationship with the customer for future purchase orders as those orders are at the sole discretion of the customer.

Enforcement of Civil Liabilities, page 39

6.	Please disclose whether an investor would have the ability to effect service of process within the United States on you or any other material person.

Response: In response to the Staff’s comment, the Company has added disclosure on page 39 of the Prospectus.

Use of Proceeds, page 40

7.	It appears that you intend to use a material part of the proceeds from this offering to repay indebtedness. Revise here to provide all of the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure on page 40 of the Prospectus.

U.S. Securities and Exchange Commission

Dilution, page 43

8.	Please revise to start your dilution table with historical net tangible book value per share.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Prospectus to start the dilution table with historical net tangible book deficit per share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Cost of Sales and Gross Margin, page 53

9.	Explain what you mean by “favorable labor productivity.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Prospectus.

Selling, general and administrative, page 54

10.	Please clarify whether the reference to your initial public offering refers to this offering or a prior offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 and elsewhere in the Prospectus to clarify that references to “initial public offering” means the Company’s initial public offering contemplated in 2014. The Company advises the Staff that work on that offering ceased prior to submitting or filing a registration statement with the SEC.

Critical Accounting Policies and Estimates

Sales Recognition. Page 64

11.	We see that you defer revenue until customer acceptance for substantially new products. Please expand to clarify what you consider to be a substantially new product. Please also describe the customer acceptance provisions applicable to those product sales.

Response: In response to the Staff’s comment, the Company has deleted the disclosure that was referenced in the Staff’s comment, as the amount of deferred revenue in the periods presented in the Prospectus was immaterial. The Company also refers the Staff to the Company’s response to comment 20 below.

Goodwill. Intangible Assets and Long-Lived Assets, page 65

12.	Please revise to clarify whether the fair value of your reporting unit is substantially in excess of its carrying value. Otherwise, if your reporting unit is at risk of failing step one of the quantitative goodwill impairment test, please expand to provide the following disclosure: a) the percentage by which fair value exceeded carrying value as of the date of the most recent test; b) a description the valuation methods and key assumptions, including how key assumptions were determined; c) a discussion of the degree of uncertainty associated with the key assumptions; and, d) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Prospectus. The Company advises the Staff that at December 26, 2014, the fair value of invested capital was determined to be $257.7 million compared to a carrying value of $145.1 million, or fair value exceeded carrying value by 77.6%.

Stock-based Compensation, page 66

13.	You disclose that you periodically obtain third party valuations to support the fair value of your ordinary shares. Please describe to us the extent of your reliance on third party experts in estimating the fair value of your ordinary shares for purposes of measuring stock-based compensation. Also, describe to us your consideration of the guidance from Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

Response: The Company respectfully advises the Staff that it is aware of, and has made every effort to comply with, Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections. To that end, the Company notes that page 66 of the Prospectus references that the periodic third party valuations “support” the fair value of its ordinary shares. The Company further notes that, in accordance with the guidance in Question 141.02, the Company did not rely solely on third party valuations when determining a fair value for its ordinary shares, but instead considered such valuations as one of several supporting factors in those determinations. The Company acknowledges the Staff’s comment and has revised its disclosure on page 66 of the Prospectus to provide additional details regarding the nature and extent of the use of third party valuations alongside other considerations to support the board’s determination of fair value for the Company’s ordinary shares.

14.	Please tell us the estimated IPO price range. To the extent there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the estimated IPO price range confidentially to the Staff in a letter prior to the commencement of the roadshow for the offering. To the extent there is a significant difference between the estimated grant-date fair value of the Company’s ordinary shares during the past 12 months and the estimated offering price, the Company will inform the Staff of each significant factor contributing to such difference.

Expand Into Emerging Opportunities, page 77

15.	If you believe it is appropriate to disclose your negotiations to expand into the fuel cell industry, please also disclose whether this anticipated relationship would require you to develop or acquire new products or capabilities.

Response: In response to the Staff’s comment, the Company has deleted the referenced disclosure, as the Company is no longer pursuing discussions or negotiations to expand into the fuel cell industry.

U.S. Securities and Exchange Commission

Systems Integration, page 79

16.	Please clarify what types of modules you integrate with the chamber reactor cart. Additionally, please disclose whether the modules you install and integrate are your products or are manufactured by other companies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Prospectus.

Refurbished Tools, page 79

17.	Please disclose the specific technological advancements suffering delays and why you believe these delays will increase the shelf life of prior equipment.

Response: In response to the Staff’s comment, the Company has added disclosure on page 80 of the Prospectus.

Underwriting, page 134

18.	We note your reference on page 136 to past relationships with the underwriters. Please provide more specific disclosure about those relationships.

Response: In response to the Staff’s comment, the Company confirms that it does not have any past relationships with the underwriters that would require disclosure, and therefore the Company has deleted the referenced sentences.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

19.	We see that 21% of your 2014 revenues were derived from systems integration, which would appear to be a service. Please describe to us your consideration of the income statement presentation guidance from S-X Rule 5-03(b)(l) and (2). Under the cited guidance, revenues from services and related costs of those services should be separately stated on the face of the income statement when more than 10% of total revenues.

Response: As discussed more fully in the Company’s responses to comment 21, the Company advises the Staff that systems integration generates product revenue and not service revenue.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue recognition, page F-8

20.	We note that you sell complex equipment that is integrated into your customers manufacturing processes. Accordingly, please describe to us the nature and extent of customer acceptance and post-shipment obligations associated with your product sales. Tell us how these matters are considered in your revenue recognition practices. In that regard, we note disclosure on page 64 that for substantially new products revenue recognition is deferred pending client acceptance.

U.S. Securities and Exchange Commission

Response: The Company advises the Staff that the Company’s contracts generally do not require customer acceptance beyond commercial acceptance. This is supported by the fact that the vast majority of the Company’s products are standard products that are built to specification and tested in our factories to customer requirements prior to shipment. Contract terms with the Company’s customers generally provide that title and risk of loss pass to the customer at time of shipment. In situations in which title and risk of loss passes at the point of destination, the Company does not recognize revenue until the product is delivered. The Company has minimal post-shipment obligations, with the principal obligation being customary warranties on products for between one and two years. Warranty claims have historically been generally insignificant in amount, but the Company has established a warranty provision to account for potential future claims.

The policy regarding customer acceptance for substantially new products is not applicable to the majority of the Company’s revenue and has been removed from the revenue recognition disclosure. The amount of substantially new product revenue for the periods presented in the Prospectus was approximately $2.1 million.

21.	Please revise to provide a revenue recognition accounting policy for systems integration revenue.

Response: The Company advises the Staff that systems integration generates product revenue and not service revenue. The Company manufactures or assembles products in its factories and ships these products to customers. The Company has revised its description of systems integration in the Prospectus and believes that the accounting policies set forth in the Prospectus are accurate and representative of this revenue stream in the Company’s business.

22.	We note that you sell equipment and provide services. Please tell us whether you have sales accounted for under guidance applicable to multiple-element arrangements. If so, explain how your accounting considers the guidance from FASB Topic 605-25.

Response: The Company advises the Staff that it delivers complete products at the time of shipment and has no post-shipment deliverables other than customary warranty terms. The Company does not sell any products that would be considered a multiple element arrangement. The Company has revised the disclosure relating to systems integration on page 79 of the Prospectus to further clarify what the Company provides to its customers in relation to that portion of the Company’s business.

Goodwill, page F-12

23.	Please revise to clarify your goodwill impairment testing policy for the following matters:

•	Expand to describe the nature of the qualitative option from FASB ASC 350-20- 35-3A through 35-3G.

•	In the first paragraph of your policy disclosure, please clarify the statement that “the goodwill impairment test is a two-step test” to sufficiently distinguish the two-step quantitative method from the qualitative option.

•	As it appears that you performed the first step of the quantitative impairment test in 2014, please clarify the last sentence of the second paragraph where you indicate that you concluded that performing the two-step test in 2014 was unnecessary.

U.S. Securities and Exchange Commission

•	Disclose the date of your annual impairment testing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the Prospectus.

Note 8. Income Taxes, page F-22

24.	With respect to the rate reconciliation table on page F-23, please quantify for us the principal components of the item “Impact of foreign operations.” For instance, separately quantify the effect of lower statutory rates, tax holidays and any other significant component. Please revise the table to separately show any component of the item exceeding 5% of theoretical tax at the statutory rate. Refer to S-X Rule 4-08(h).

Response: In response to the Staff’s comment, the Company has added additional line items to the table on page F-23 of the Prospectus to separately show each component of the impact of foreign operations that exceeds 5% of the statutory rate.

25.	Please clarify where the deferred tax liability for undistributed earnings of foreign subsidiaries is included in the table of deferred tax assets and liabilities.

Response: The Company advises the Staff that the deferred tax liability for undistributed earnings of foreign subsidiaries is included within other non-current liabilities in the table of deferred tax assets and liabilities.

Note 14. Net Income and Unaudited Pro Forma Net Income Per Share Attributable to Common Shareholders, page F-34

26.	Please clarify the factual basis for the assumption that your preferred shares will fully convert to common shares in conjunction with the offering.

Response: In response to the Staff’s comment, the Company advises the Staff that prior to the consummation of this offering, the Company will file an amended and restated memorandum and articles of association that will provide for the conversion of all of the outstanding preferred shares into ordinary shares, such that as of the time of the closing of the offering, no preferred shares will be outstanding.

Note 15. Segment Information, page F-36

27.	Please revise to provide revenues from external customers for each product and service as required by FASB ASC 280-10-50-40. We see that you provide similar disclosure on page 48 of MD&A.

Response: In response to the Staff’s comment, the Company has added disclosure on page F-37 of the Prospectus.

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U.S. Securities and Exchange Commission

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Thomas M. Rohrs Maurice Carson